Filed Pursuant to Rule 424(b)(5)
Registration No. 333-107393

The information in this Preliminary Prospectus Supplement is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell, nor do they seek to buy securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 14, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 20, 2003)

Republic of South Africa
US$

     % Notes due

     The Notes are offered for sale in the United States of America, Europe and Asia.

     The Notes bear interest at the rate of      % per year, accruing from May         , 2004. Interest on the Notes is payable on            and            of each year commencing      , 2004. The Notes will mature on             . The Notes will not be redeemable prior to maturity.

     Application has been made to list the Notes on the Luxembourg Stock Exchange.

     The Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to South Africa’s outstanding external debt issued prior to May 16, 2003. Under these provisions, which are described beginning on page 9 of the accompanying Prospectus, South Africa may amend the payment provisions of the Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes.

     NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Per Note		Total
Public Offering Price(1)%		US$
Underwriting Discount	%	US$
Proceeds, before expenses, to South Africa	%	US$

(1)	Plus accrued interest from May , 2004, if settlement occurs after that date.

     The Underwriters expect to deliver the Notes in book-entry form through the Depository Trust Company (“DTC”) as well as through the facilities of other clearing systems that participate in DTC, including Clearstream Banking, société anonyme, (“Clearstream, Luxembourg”) and the Euroclear System (“Euroclear”), on or about May  , 2004.

Barclays Capital	JPMorgan

Rand Merchant Bank — A division of FirstRand Bank Limited

     You should rely on the information contained in this Prospectus Supplement, the accompanying Prospectus dated August 20, 2003 (the “Prospectus”), the Annual Report on Form 18-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 19, 2003 (the “Annual Report”), Amendment No. 1 to the Annual Report on Form 18-K/A filed with the Commission on February 27, 2004 (the “Amendment No. 1”) and Amendment No. 2 to the Annual Report on Form 18-K/A filed with the Commission on May 11, 2004 (the “Amendment No. 2,” and together with the Amendment No. 1, the “Amendments to the Annual Report”) (which are incorporated by reference into the Prospectus) of the Republic of South Africa (“South Africa” or the “Republic”), which contain information regarding South Africa and other matters, including a description of certain terms of the securities of the government of South Africa (the “National Government” or the “South African government”). See “Incorporation of Certain Documents By Reference” in the Prospectus. Further information regarding South Africa and the notes referred to on the front cover of this Prospectus Supplement (the “Notes”) offered hereby may be found in registration statement Nos. 333-11546, 33-85932 and 333-107393 (the “Registration Statements”) relating to the securities of the South African government described in the Prospectus, on file with the Commission. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as the information we previously filed with the Commission, is accurate as of the dates on the front cover of this Prospectus Supplement, the Prospectus, the Annual Report and the Amendments to the Annual Report, as the case may be, only. If the information in this Prospectus Supplement differs from the information contained in the Prospectus, you should rely on the information in this Prospectus Supplement.

     The Notes will constitute controlled securities as defined in the South African Exchange Control Regulations, 1961 (as amended), and as such may not be acquired by any person who is a resident of South Africa except in accordance with such Regulations and the directives or authorities issued or granted by the Exchange Control Department of the South African Reserve Bank in respect of those Regulations from time to time.

     Each of the Underwriters has represented and agreed that (i) no offering memorandum (including any amendment, supplement or replacement thereto and this Prospectus Supplement) subject to the approval (visa) of the Autorité des marchés financiers has been prepared in connection with any offer for subscription or sale of the Notes, (ii) it has not offered or sold, directly or indirectly, any Notes in France, except to qualified investors (investisseurs qualifiés) acting for their own account as defined in article L.411-2 of the French Code Monétaire et Financier and Décret no. 98-880 dated October 1, 1998 and that the direct or indirect resale to the public in France of any Notes acquired by such qualified investors may be made only as provided by articles L.412-1 and L.621-8 of the French Code Monétaire et Financier and applicable regulations thereunder, and (iii) it has not released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the Notes to the public in France this Prospectus Supplement, or any other offering material or information contained therein relating to the Notes other than to those qualified investors.

     No action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Notes, or distribution of a prospectus or any other offering material relating to the Notes. In particular, no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of December 13, 1990, as amended (the “Sales Prospectus Act”), has been or will be published within the Federal Republic of Germany. Accordingly, any offer or sale of the Notes or any distribution of offering material relating to the Notes within the Federal Republic of Germany may only be made based on an exemption from the sales prospectus requirement under the Sales Prospectus Act.

     The offer of the Notes has not been submitted for clearance to the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“CONSOB”). No Notes will be offered, sold or delivered nor copies of the Prospectus and Prospectus Supplement or any other document relating to the Notes or the offer of the Notes will be distributed in Italy other than to professional investors (investitori professionali), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998 (“Regulation No. 11522”), and in accordance with Italian securities, banking, tax and exchange control, and all other applicable laws and regulations. Any such permitted offer, sale or delivery of the Notes or distribution of copies of the Prospectus and Prospectus Supplement or any other document relating to the Notes or the offer of the Notes in Italy will be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No 385 of September 1,1993 (the “Italian Banking Law”), Decree No. 58 of February 24, 1998, Regulation No. 11522, as amended, and any other applicable laws and regulations;

•	in compliance with Article 129 of the Italian Banking Law and the implementing instructions of the Bank of Italy, pursuant to which the issue or placement of Notes to investors in Italy is conditioned upon obtaining authorization from the Bank of Italy. Application for such authorization has been made and is currently pending; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the Notes in Italy by CONSOB or the Bank of Italy.

     Any investor purchasing the Notes in the offer is solely responsible for ensuring that any offer or resale of the Notes it purchased occurs in compliance with applicable laws and regulations.

     The offering documents and the information contained therein is intended only for the use of its recipient and is not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

     The Notes may only be offered in the Netherlands to persons who trade or invest in securities in the conduct of their profession or business, which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises which regularly, or as ancillary activity, invest in securities.

     This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professional falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

     In connection with this offer, one of the Underwriters or any person acting for such Underwriter may overallot or effect transactions with a view to supporting the market price of the Notes at a level higher that that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Underwriter or any agent of such Underwriter to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

     The Luxembourg Stock Exchange takes no responsibility for the contents of this Prospectus Supplement, the Prospectus, the Annual Report or the Amendments to the Annual Report, makes no representations as to their accuracy or completeness and expressly disclaims any liability for any loss arising from or in reliance upon the whole or any part of the contents of this Prospectus Supplement, the Prospectus, the Annual Report or the Amendments to the Annual Report. The South African government accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement, the Prospectus, the Annual Report and the Amendments to the Annual Report and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein or in the Prospectus, the Annual Report or the Amendments to the Annual Report misleading in any material respect.

     In this Prospectus Supplement, all amounts are expressed in South African rand (“R” or “rand”), or U.S. dollars (“US$”, “$” or “dollars”), except as otherwise specified. See “The External Sector of the Economy—Reserves and Exchange Rates” in the Annual Report for the average rates for the rand against the dollar for the period 1997 through November 2003. On May  , 2004, the noon buying rate for cable transfers of rand, as reported by the Federal Reserve Bank of New York, was            rand per dollar (or            U.S. cents per rand).

     The South African government is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the South African government. The South African government will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not any immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes. The South African government reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”) with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the Immunities Act to sovereign immunity with respect to such action. Enforceability in South Africa of final judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws is subject, among other things, to the absence of a conflicting judgment by a South African court or of an action pending in South Africa among the same parties and arising from the same facts and circumstances and to the South African courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate South African public policy. In general, the enforceability in South Africa of final judgments of U.S. courts obtained other than by default would not require retrial in South Africa. In original actions brought before South African courts, there is doubt as to the enforceability of liabilities based on the United States federal securities laws. The South African courts may enter and enforce judgments in foreign currencies. See “Description of Debt Securities—Governing Law; Consent to Service” in the Prospectus.

FORWARD-LOOKING INFORMATION

     This Prospectus Supplement, the Prospectus, the Annual Report and the Amendments to the Annual Report contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Statements that are not historical facts, including statements with respect to certain of the expectations, plans and objectives of South Africa and the economic, monetary and financial conditions of the Republic, are forward-looking in nature. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date that they are made, and South Africa undertakes no obligation to publicly update any of them in light of new information or future events.

     Forward-looking statements involve inherent risks and uncertainties. South Africa cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	external factors, such as interest rates in financial markets outside South Africa and social and economic conditions in South Africa’s neighbors and major export markets; and

•	internal factors, such as general economic and business conditions in South Africa, present and future exchange rates of the rand, foreign currency reserves, the ability of the South African government to enact key reforms, the level of domestic debt, domestic inflation, the level of foreign direct and portfolio investment and the level of South African domestic interest rates.

SUMMARY OF THE OFFERING

     The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information appearing elsewhere in this Prospectus Supplement and the Prospectus.

Issuer	The Republic of South Africa.

Aggregate Principal Amount	US$.

Issue Price	% of the principal amount of the Notes, plus accrued interest, if any, from May , 2004.

Issue Date	May , 2004.

Interest Rate	% per annum.

Interest Calculations	Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

Maturity Date

Interest Payment Dates	and of each year, commencing , 2004

Redemption	The Notes are not subject to redemption prior to maturity. At maturity, the Notes will be redeemed at par.

Markets	The Notes are offered for sale in the United States, Europe and Asia. See “Underwriting.”

Form and Settlement	The Notes will be issued in the form of one or more fully registered global securities, without interest coupons attached, registered in the name of the nominee of DTC. These global securities are referred to in this Prospectus Supplement as Global Notes. The Notes will be delivered in book-entry form through the facilities of DTC against payment in immediately available funds in U.S. dollars. Except in limited circumstances, owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered registered holders of the Notes.

Except in limited circumstances, owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive Notes in definitive form and will not be considered registered holders of the Notes.

Status	The Notes will constitute direct, unconditional, general and unsecured obligations of the South African government and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the South African government for moneys borrowed and guarantees given by South Africa in respect of money borrowed from others. The full faith and credit of the South African government will be pledged for the due and punctual payment of, and the due and timely performance of all the South African government’s obligations relating to, the Notes.

Withholding Tax	Principal of and interest on the Notes are payable by the Republic without withholding or deduction from South African withholding taxes to the extent set forth herein. See “Description of Notes — South African Taxation”.

Further Issues	South Africa may, without the consent of the holders, issue additional notes that may form a single series of notes with the outstanding Notes, provided that such additional notes do not have, for purposes of United States federal income taxation, a greater amount of original issue discount, if any, than the Notes have as of the date of the issue of such additional notes.

Listing	Application has been made to list the Notes on the Luxembourg Stock Exchange.

Governing Law	New York. The laws of South Africa will govern all matters relating to the authorization and execution of the Notes by South Africa.

Designation; Additional Provisions	The Notes will be collective action securities and will contain provisions regarding acceleration and future modifications that differ from those applicable to South Africa’s other external debt issued prior to May 16, 2003. Under these provisions, South Africa may amend the payment provisions of the Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes. See “Description of Debt Securities— Collective Action Securities” in the Prospectus.

RECENT DEVELOPMENTS

     This section provides information that supplements the information about South Africa corresponding to the headings below that is included in South Africa’s Annual Report. To the extent that the information in this section differs from the information contained in South Africa’s Annual Report, you should rely on the information in this section.

Republic Of South Africa

     Government and political parties

     The 2004 national and provincial elections took place on April 14, 2004. The following table sets out the results of the elections for the National Assembly:

			Seats in the
Party	Votes	% of the Vote	National Assembly
African Christian Democratic Party	250,272	1.6%	6
African National Congress	10,878,251	69.68%	279
Democratic Alliance	1,931,201	12.37%	50
Independent Democrats	269,765	1.73%	7
Inkatha Freedom Party	1,088,664	6.97%	28
New National Party	257,824	1.65%	7
Pan Africanist Congress of Azania	113,512	0.73%	3
United Christian Democratic Party	117,792	0.75%	3
United Democratic Movement	355,717	2.28%	9
Vryheidsfront Plus	139,465	0.89%	4
Others	210,204	1.36%	4

     Most significantly, the results show that the African National Congress, or ANC, garnered over two-thirds of the national vote and secured the highest number of votes in each of the nine provinces. The official opposition in the National Assembly remained the Democratic Alliance, which increased its percentage of the poll from 9.56% in 1999 to 12.37%. The composition of the new Cabinet, which was sworn in on April 28, 2004, reflects the National Government’s commitment to stability and continuity.

     The 2004-2005 Budget introduced a number of initiatives to encourage broad-based black economic empowerment. Over the next three years, R6 billion has been allocated for empowerment initiatives to encourage and improve black ownership of companies in South Africa. This will advance broad-based black participation and ownership in the economy through a combination of measures that involve the National Empowerment Fund, the private sector, and public entities.

     Tax proposals in the 2004-2005 Budget also provided for the encouragement of broad-based empowerment through employee share incentive relief. Share incentive schemes can be used to promote broad-based employee participation in companies, but tax liabilities often made this unworkable for low-income employees. The 2004-2005 Budget proposes relief from these liabilities, together with measures to encourage long-term ownership of the shares obtained.

     The Broad Based Black Economic Empowerment Act 53 of 2003 (“the BBBEE Act”), which seeks to establish a legislative framework for the promotion of broad-based black economic empowerment, came into force on April 21, 2004. The stated aims of the Act are to facilitate broad-based black economic empowerment by, among other things, promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to broad based black economic empowerment; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; and promoting access to finance for black economic empowerment.

     The BBBEE Act provides that the Minister of Trade and Industry may issue codes of good practice on black economic empowerment which must, as far as is reasonably possible, be applied by every organ of State and every public entity in issuing licenses; implementing procurement policies; determining qualification criteria for the sale of State-owned enterprises and developing criteria for entering into public private partnerships. The BBBEE Act also provides that the Minister of Trade and Industry must publish and promote any transformation charter for a particular sector of the economy if that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act.

     A number of economic sectors have anticipated the BBBEE Act and its principles and have voluntarily committed themselves to transformation charters, which set out a blueprint for the transformation of the relevant economic sectors, including timelines for the accomplishment of transformation. Examples include the Mining Charter (see “Republic of South Africa—Mining Industry Reform” in the Annual Report), the Financial Charter (see “Monetary and Financial System—Financial Sector Charter” below) and the Maritime Sector Charter, which was signed on December 10, 2003. Other such transformation charters are in the process of being developed, including the ICT Empowerment Charter for the information, communications and technology sector, a Property Owners Charter and a Wine Industry Charter.

HIV and AIDS

     An amount of R2.1billion over the next three years has been added by the 2004-2005 Budget to the baseline allocation of the health, HIV and AIDS grant, bringing budgeted spending for this purpose to R3.5 billion over the next three years. This level of growth is in preparation for the rollout of antiretroviral (ARV) treatment programs and augments other treatment and prevention strategies currently under way. The main elements of the ARV program are the costs of coordinating the program, drugs, treatment, training and nutrition.

The South African Economy

Overview

     In 2003, real gross domestic product growth was 1.9%. This lower than expected growth was affected by a number of factors. Although there was an improvement in the overall global economy, economic growth in South Africa’s principal trading partner, the Eurozone, remained depressed. As a result of this, and the significant recovery of the exchange rate value of the rand in 2002 and 2003, South African export volumes remained subdued.

     Under these circumstances, output growth, at 2%, fell significantly behind growth in real domestic expenditure of 4% in 2003. The goods production sector performed poorly, with agriculture declining by 6% and manufacturing by 1%, while in mining real production rose by 2% in 2003, and the services sector recorded firm growth. Against this production performance, real domestic expenditure rose in 2003 by approximately 4% for the year as a whole. Growth in real consumption expenditure by government continued during 2003, as did real final consumption expenditure by households, particularly in the fourth quarter, the latter supported by advances in real disposable income and lower interest rates. Fixed capital formation generally expanded throughout the year, with the exception of individual sectors such as agriculture.

     As a result of the lower than expected growth in GDP, the 2004-2005 Budget projects a more expansionary fiscal stance, with higher growth in expenditure than in revenue. It is expected that the National Government’s deficit before borrowing will rise to a level fractionally above 3% of estimated gross domestic product in the fiscal year 2004/05. However, a sustained primary surplus is expected and the ratio of government debt to gross domestic product is projected to remain fairly low.

Employment and Trade Unions

     Due to the lower than expected economic growth, reduced international competitiveness and subdued global demand described above, the labor market conditions continued to deteriorate in 2003. Allowing for seasonal variation, employment numbers decreased by approximately 106,000 during the first half of 2003. The loss in employment occurred in the private sector with the construction and the financial intermediation and insurance services sectors losing more jobs than any other sectors. However, measured from quarter to quarter, public sector employment increased by 18,000 in the first quarter of 2003 and decreased by 3,000 in the second quarter. These second quarter employment losses occurred at the national government level and among public sector businesses involved in transport, storage and communication.

Monetary and Financial System

Monetary Policy

     The main objective of the South African Reserve Bank’s monetary policy is the pursuit of price stability, through an inflation-targeting monetary framework. The current inflation target range is 3% to 6%.

     In August 2003, 12-month CPIX inflation (the overall consumer price index for metropolitan and other urban areas, excluding the influence of mortgage interest costs) fell to 6.3%. During December 2003, 12-month CPIX inflation fell further to 4.0%, entering the inflation target range. The general deceleration in CPIX inflation was principally due to a moderation in food price inflation, and was assisted by declines in the prices of clothing, footwear and gasoline and low increases in the prices of furniture, equipment and vehicles. All of these categories benefited from the favorable effects of the stronger rand. In 2003, CPIX inflation was 6.8% compared with 9.3% in 2002. In January 2004, year on year CPIX inflation rose slightly to 4.2%. In addition, overall consumer price inflation also decelerated in 2003, to 5.8%.

     Growth in the broadly defined money supply (M3) was brisk throughout 2003. Measured over 12 months, growth in M3 remained approximately 12% from September 2003 through December 2003, and was 12.3% in January 2004. The growth in M3 during 2003 was assisted by firm growth in domestic expenditure and a slight increase in production, both of which benefited from the reduction in interest rates in the second half of the year. However, the effects of these factors on money supply growth were counteracted to some extent by an increase in government deposits, gradual portfolio shifts favoring non-monetary assets, and by profits realized on the South African Reserve Bank’s forward foreign exchange transactions, which reduced both M3 deposits and the balance on the Gold and Foreign Exchange Contingency Reserve Account.

Financial Sector Charter

     One of the principal sector transformation goals of the Financial Charter relates to ownership transfer. The Financial Charter states that each financial institution must transfer 25% ownership to previously disadvantaged South Africans, including 10% through direct ownership transfers, by 2010.

     A number of financial sector transactions have recently been concluded in pursuance of the principles of the Financial Charter. The principal examples of these include:

•	the acquisition by Ubunthu-Botho Investments (Pty) Ltd, a broad based empowerment consortium, of an initial 10% equity holding in Sanlam Limited, one of South Africa’s largest insurance and financial services groups. The transaction was approved by Sanlam Limited’s shareholders on April 1, 2004.

•	the sale by Investec Limited, one of South Africa’s principal banking groups, of 25.1% of its equity to a consortium of empowerment groups (including an employee share trust).

•	ABSA Group Limited, another of South Africa’s largest banking groups, announced on April 6, 2004 a proposal to sell a 10% stake in its equity to a consortium of empowerment groups.

     Exchange Controls

     In line with the National Government’s approach to the gradual liberalization of exchange controls, the Minister of Finance announced further relaxations in the 2004-2005 Budget. The measures announced were:

•	An increase in the percentage of the excess cost of outward foreign direct investment that can be funded from South Africa from 10% to 20%;

•	Foreign companies or foreign owned South African companies may now, for productive investment, borrow locally up to 300% of the total shareholders’ funds brought into South Africa;

•	Foreign firms will be allowed to list on South African capital markets beginning in 2004;

•	Institutional investors will be allowed to invest up to an additional 5% of their total retail assets in African securities listed on the JSE or BESA.

     Gold and Foreign Exchange Contingency Reserve Account

     The South African Reserve Bank’s net open forward position (now known as the net international liquidity position) improved from positive $2.7 billion at the end of October 2003 to a positive position of US$6.4 billion at the end of April 2004. Its forward book was brought to a balanced position on the February 18, 2004.

The External Sector Of The Economy

     Current Account

     The small surplus on the current account in 2002 became a deficit in 2003, as aggregate domestic expenditure exceeded domestic production. As a percentage of GDP, the current account deficit in 2003 was within the bounds of sustainability at 0.8%. After a slight improvement in the third quarter of 2003, the balance on the current account widened to a record deficit of R22.1 billion in the fourth quarter, which amounted to 1.8% of GDP.

     The marked widening of the deficit on the current account in the second half of 2003 was mainly due to a decline in the total value of merchandise exports and firmer growth in the physical quantity of imported goods, partly due to robust aggregate domestic expenditure. The widening of the deficit on the current account in 2003 was also significantly influenced by a decline of 18% in the value of net gold exports.

     Financial Account

     The global economic recovery had a positive effect on the financial account. Strong capital inflows during the first three quarters of 2003 gained momentum toward the end of the year. After having recorded net capital inflows of R35.5 billion in the first three quarters of 2003, these inflows nearly doubled in the fourth quarter with R34.5 billion recorded.

     Exchange rates

     The nominal effective exchange rate of the rand, having increased in value by 16.2% between December 2002 and December 2003, decreased in value towards the end of 2003, depreciating by 6.9% between November 2003 and December 2003. However, the rand appreciated in 2003 as a whole against the currencies of South Africa’s major trading partners, including the euro. In December 2003, the real effective exchange rate reached its highest level since May 1998; however, in January 2004, the external value of the rand declined by 5.9%. This was reversed during February 2004 when the weighted average exchange rate of the rand rose by 6.9%.

     Reserves and Exchange Rates

     In 2003, there was a record increase in the country’s net international reserves of R53.3 billion, surpassing the R37.1 billion increase recorded in 2002. South Africa’s gross gold and other foreign exchange reserves increased by 23.1% from US$20.2 billion at the end of September 2003 to US$24.9 billion at the end of December 2003.

     The gross gold and foreign exchange reserves of the South African Reserve Bank increased slightly from US$7.8 billion at the end of September 2003 to US$8.0 billion at the end of December 2003, and, after the balancing of the forward book in February 2004, rose to US$10.1billion at the end of April 2004. Short-term credit facilities utilized by the South African Reserve Bank remained virtually unchanged at US$3.0 billion from the end of September 2003 to the end of December 2003. However, the South African Reserve Bank’s liabilities related to reserves increased to US$3.7 billion at the end of January 2004 as the bank took over and drew down a foreign credit facility that had previously been on the books of the National Government.

Public Finance

     2004-2005 Main Budget and Consolidated Budgets

     In February 2004, the South African Minister of Finance submitted the 2004-2005 Main Budget to Parliament. The 2004-2005 Main Budget allocates R181.1 billion to the nine provincial governments, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2004-2005 Main Budget continues the process of the devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over provinces and has prepared standardized sets of accounts for use by all levels of government. See “Public Finance—The National Budget Process” in the Annual Report.

     Primarily as a result of continued tax policy reform and enhanced revenue collection, the revised outcome for total gross tax revenue in the 2002-2003 fiscal year was R278.5 billion, R13.3 billion higher than the original estimate. The revised estimate for total gross tax revenue for the 2003-2004 fiscal year is R300.3 billion, which is R4.2 billion lower than the original estimate. The reduced revenue estimate is principally due to lower corporate profits and customs receipts, reflecting adverse global trading conditions. Expenditure exceeded the revised budget estimates by R13 billion in 2002-2003 and is expected to be R2.3 billion lower than the original budget estimate in 2003-2004. Expenditure increased by 13.8% from R291.5 billion in 2002-2003 to an expected R331.7 billion in 2003-2004. The net borrowing requirement in the 2002-2003 fiscal year was R12.8 billion and in the 2003-2004 fiscal year is estimated to be R37.9 billion, which is R7.8 billion higher than the original estimate. The net borrowing requirement for the 2004-2005 fiscal year is expected to amount to R46.2 billion. These increases are attributable to, amongst other things, increases in the budget deficit, reductions in extraordinary receipts from restructuring of public enterprises and reductions in extraordinary payments made to the South African Reserve Bank to defray losses realized on the Gold and Foreign Exchange Contingency Reserve Account. Domestic debt financing costs are estimated to amount to R42.4 billion in fiscal year 2003-2004. Lower domestic interest rates and the appreciation of the rand have reduced expected debt service costs from 3.9% of GDP in 2003-2004 to a forecast 3.8% in 2004-2005. At the end of the 2003-2004 fiscal year, National Government debt is preliminarily estimated to be 36.8% of GDP, down from a high of 48.2% in 1996-1997. The National Government anticipates borrowing the equivalent of approximately US$1.0 billion in the international capital markets in the 2004-2005 fiscal year.

     The 2004-2005 Main Budget provides for expenditure of R369 billion, an increase of 11.2% from 2003-2004. This is to be financed from ordinary revenue collections of R327 billion, an increase of 8.9% from 2003-2004, and from loans of R42 billion. The 2004-2005 Main Budget deficit is expected to amount to 3.1% of GDP, compared with the revised 2003-2004 estimate of 2.6% of GDP, subject in each case to revision to reflect unspent money the government departments are permitted to carry over to the next financial year. An additional amount of approximately R2.1 billion has been allocated in the 2004-2005 Main Budget for measures to strengthen national HIV/AIDS programs over the next three years. See Republic of South Africa—HIV and AIDS above. The 2004-2005 Main Budget also allocates an additional amount of R2.4 billion to strengthen crime prevention and streamline criminal justice programs and R6 billion for broad-based black economic empowerment initiatives.

     In preparing the 2004-2005 Main Budget, the National Government utilized an estimated GDP growth rate of 3.3% and a CPIX inflation rate of 5.2%, in each case for the fiscal year 2004-2005.

     As Consolidated Government expenditure presents a more relevant measure of trends in government finances in South Africa, particularly in the socioeconomic field, than does the Main Budget, the expenditure table below focuses on this measure of government expenditure. See “Public Finance—Background” and “—2003-2004 National Budget and Consolidated Budgets” in the Annual Report. The following table sets forth a functional classification of Consolidated Government expenditure for the periods indicated.

Consolidated Government Expenditure(1)

	Revised Estimate	% of Total		% of Total
	Budget	Consolidated	Budget	Consolidated
	2003-2004	Expenditure	2004-2005	Expenditure
	(millions of rand and percentage of total)
General Government Services and Unallocable Expenditure(2)	R23,483.2	6.7%	R23,987.01	6.2%
Protection Services
Police	23,127.1		25,668.9	6.6
Defence and intelligence	22,366.0	6.4	23,089.0	6.0
Prisons	7,898.7	2.2	8,833.8	2.3
Justice	4,935.6	1.4	5,654.8	1.5

Total	58,327.3	16.6	63,246.5	16.4
Social Services
Education	69,824.2	19.9	75,862.2	19.6
Social security and welfare	51,486.2	14.6	59,935.5	15.5
Health	39,676.6	11.3	42,586.4	11.0
Community development(3)	10,691.4	3.0	11,962.1	3.1
Housing	5,651.7	1.6	6,339.5	1.6

Total	177,330.0	50.5	196,685.8	50.9
Economic Services
Transport and communication	16,284.8	4.6	17,328.8	4.5
Agriculture, forestry and fishing	6,635.9	1.9	7,109.2	1.8
Water schemes and related services	5,832.4	1.7	6,149.5	1.6
Mining, manufacturing and construction	1,506.2	0.4	2,052.6	0.5
Fuel and energy	2,264.1	0.6	2,460.6	0.6
Other(4)	12,476.2	3.5	14,310.7	3.7

Total	44,999.6	12.8	49,411.5	12.8
Total expenditure	304,140.1	86.5	333,330.7	86.3

Plus: Contingency reserve	—	—	2,500.0	0.6
Total expenditure before interest	304,140.1	86.5	335,830.7	86.9
Interest	47,326.0	13.5	50,432.0	13.1
Total consolidated expenditure	R351,466.1	100.0%	R386,262.7	100.0%

Note: Columns may not add due to rounding.

(1)	Comprises National Government, Provincial Government and social security funds expenditure. The figures are estimates of the National Treasury and may differ from data published by Statistics South Africa.

(2)	Primarily general administration, cost of raising loans and unallocable capital expenditure.

(3)	Includes cultural, recreational and sport services.

(4)	Includes tourism, labor and multi-purpose projects.

Source: National Treasury, Republic of South Africa.

     The following table sets forth the composition, for the National Government only, of tax and other revenues estimated for the fiscal year ended March 31, 2004 and budgeted amounts for the fiscal year ending March 31, 2005.

National Government Revenue(1)

	Revised Estimate	Budget	Budget
	Budget	2004-2005	2004-2005
	2003-2004	(before tax proposals)	(after tax proposals)
	(millions of rand)
Taxes on income and profits
Persons and individuals	R98,200.0	R110,000.0	R105,938.0
Companies	60,650.0	68,800.0	68,800.0
Secondary tax on companies	6,000.0	6,760.0	6,760.0
Tax on retirement funds	5,600.0	6,000.0	6,000.0
Other(2)	1,540.0	1,700.2	1,700.2

Total	171,990.0	193,260.2	189,198.2
Taxes on payroll and workforce
Skills development levy	4,000.0	4,300.0	4,300.0

Total	4,000.0	4,300.0	4,300.0
Taxes on property
Transfer duties	5,100.0	5,300.0	5,200.0
Marketable securities tax	1,000.0	1,200.0	1,200.0
Estate duty	400.0	450.0	450.0
Donations tax	20.0	20.0	20.0

Total	6,520.0	6,970.0	6,870.0
Domestic taxes on goods and services
Value added tax/sales tax	81,000.0	89,500.0	89,500.0
Levies on fuel	16,350.0	16,500.0	17,409.0
Specific excise duties	11,665.0	11,658.9	13,111.9
Air departure tax	350.0	380.0	380.0
Ad valorem excise duties	1,050.0	1,140.0	910.0
Levy on financial services	1.0	—	—
Other(3)	142.0	238.5	238.5

Total	110,558.0	119,417.4	121,549.4
Taxes on international trade and transactions
Customs duties	8,800.2	9,500.0	9,500.0
Import surcharges	—	—	—
Other(4)	300.2	976.0	976.0

Total	8,800.2	10,476.0	10,476.0
Stamp duties and fees	1,450.0	1,570.0	1,300.0

Total tax revenue (gross)	303,318.2	335,993.6	333,693.6
Less: SACU payments(5)	(9,722.7)	(13,327.8)	(13,327.8)
Total tax revenue (net)	293,590.5	322,665.2	320,365.8
Departmental revenue	6,067.8	5,944.2	5,944.2
Transactions in assets and liabilities	570.0	646.2	646.2
Grants received (RDP Fund)(6)	66.7	—	—

Total budget revenue of National Government	R300,300.0	R329,256.2	R326,956.2

Note:	Columns may not add due to rounding.

(1)	Revenue figures presented here are those collected at the National Government level and do not represent the Consolidated General Government, because own revenues of extra-budgetary accounts, social security fund and local governments are excluded.

(2)	Includes interest on overdue tax and non-resident shareholders’ tax.

(3)	Includes licenses, mining lease rights and other special levies.

(4)	Includes miscellaneous customs and excise income, as well as ordinary levy collections.

(5)	South African Custom Union payments (excluding payments to the former TBVC states and formerly self-governing territories).

(6)	Domestic and foreign grants transferred from the Reconstruction and Development Program (“RDP”) Fund to finance RDP-related expenditure, and grants received from other spheres of government.

Source: National Treasury, Republic of South Africa.

     Taxation

     A tax amnesty was enacted in 2003 to provide an opportunity for South Africans to regularize illegal offshore income and assets. The exchange control amnesty process commenced in June 2003 with the appointment of an independent amnesty unit. The amnesty window period was initially scheduled to expire on November 30, 2003, but was extended until February 29, 2004 due to certain changes in the applicable regulations and a large increase in the number of applications submitted in October and November 2003. By the end of January 2004, 14,250 applications had been received. The revenue raised by the amnesty process has not as yet been disclosed.

     The 2004-2005 Budget includes several tax proposals which it is estimated will reduce tax revenue by R2.3 billion. These proposals include personal income tax relief, the removal of certain financial transaction taxes, certain adjustments intended to complement the National Government’s social and health policies and an increased levy on fuel.

     Public Enterprises

     As of March 31, 2004, transactions relating to five assets of the South African Forest Company Limited had been successfully concluded, raising R542 million in total. Also announced on March 31, 2004 was the conclusion of restructuring transactions involving FleetCall and Transmed, businesses in which Transnet Limited owned interests.

National Government Debt

     Total external National Government debt at March 31, 2004 was estimated to be R71.1 million, equal to 15.6% of total National Government debt, down from 17.4% at March 31, 2003. Total domestic National Government debt at March 31, 2004 was estimated to be R385.4 billion. It is estimated that at the end of the 2003-2004 fiscal year, total National Government debt will be R456.5 billion, or approximately 37.3% of GDP, an increase in absolute terms and as a percentage of GDP, from R426.8 billion or approximately 37.1% of GDP, at March 31, 2003.

USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be US$         , after deduction of the underwriting discount and of certain expenses payable by South Africa, estimated at US$         . South Africa will use the proceeds for the general purposes of the National Government. See “The External Sector of the Economy — Foreign Debt Arrangements” and “National Government Debt — Summary of External National Government Debt” in the Annual Report.

DESCRIPTION OF NOTES

     This Prospectus Supplement describes the terms of the Notes in greater detail than the Prospectus and may provide information that differs from the Prospectus. If the information in this Prospectus Supplement differs from the Prospectus, you should rely on the information in this Prospectus Supplement.

     The Notes are to be issued pursuant to an amended and restated fiscal agency agreement, dated as of May 15, 2003 (the “Amended and Restated Fiscal Agency Agreement”), between South Africa and Deutsche Bank Trust Company Americas (formerly named Bankers Trust Company), as Fiscal Agent (the “Fiscal Agent”). The following statements and the statements under “Description of Debt Securities” in the Prospectus briefly summarize some of the terms of the Notes and the Amended Fiscal Agency Agreement. Such statements do not purport to be complete and are qualified in their entirety by reference to the Amended Fiscal Agency Agreement and to the form of Global Note, described below, filed or to be filed by South Africa with the Commission.

     The Notes, which are to be issued in an aggregate principal amount of US$         , will bear interest at the rate of      % per annum and will mature on         . Interest on the Notes will be payable semi-annually on          and            of each year, commencing      , 2004, to the persons in whose names the Notes are registered at the close of business on the day preceding              or          (whether or not a business day), as the case may be. If a payment date falls on a day which is not a business day, payment may be made on the next succeeding business day. Interest payable on a particular interest payment date will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

     The Notes will constitute direct, unconditional, general and unsecured obligations of the South African government and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the South African government for moneys borrowed and guarantees given by South Africa in respect of money borrowed from others. The full faith and credit of the South African government will be pledged for the due and punctual payment of, and the due and timely performance of all the South African government’s obligations relating to, the Notes.

     The Notes will be collective action securities and will contain provisions regarding acceleration and future modifications that differ from those applicable to South Africa’s other external debt issued prior to May 16, 2003. Under these provisions, South Africa may amend the payment provisions of the Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes. See “Description of Debt Securities— Collective Action Securities” in the Prospectus.

     The Notes are not redeemable prior to maturity and are not entitled to the benefit of any sinking fund. At maturity, the Notes will be redeemed at par. Nevertheless, South Africa may at any time repurchase the Notes at any price in the open market or otherwise. South Africa may hold or resell the Notes it purchases or may surrender them to the Fiscal Agent for cancellation. Additional terms of the Notes are described in the Prospectus under “Description of Debt Securities.”

     The Fiscal Agent is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

Form, Denominations and Registration

     The statements set forth in this Prospectus Supplement in this subsection and in ''— Definitive Notes’’ and in the section entitled ''Clearing and Settlement’’ include summaries of certain rules and procedures of DTC, Clearstream, Luxembourg and Euroclear that affect transfers of interests in the Global Notes.

     The Notes will be issued as one or more Global Notes in book-entry form registered in the name of a nominee of DTC. Book-entry interests in the Global Notes and all transfers relating to such interests in the Global

Notes will be reflected in the book-entry records of DTC. The depositary for DTC will be Deutsche Bank Trust Company Americas.

     Beneficial interests in the Global Notes, which will be in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof, will be represented in, and transfers of such beneficial interests will be effected through, accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.

     If you wish to hold securities through the DTC system, you must either be a direct participant in DTC or hold through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with DTC. Euroclear and Clearstream, Luxembourg participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants.

     If you so choose, you may hold your beneficial interests in the Global Notes through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in the Global Notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

     In sum, you may elect to hold your beneficial interests the Global Notes:

•	in the United States, through DTC;

•	outside the United States, through Euroclear or Clearstream, Luxembourg; or

•	through organizations that participate in such systems.

     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the Global Notes through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Amended and Restated Fiscal Agency Agreement or the Notes. The ability of Euroclear or Clearstream, Luxembourg to take actions as a holder under the Notes or the Restated Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

     As an owner of a beneficial interest in the Global Notes, you will generally not be considered the holder of any Notes under the Amended and Restated Fiscal Agency Agreement.

     The laws of some states of the United States require that certain persons take physical delivery of securities in certificated form. Consequently, your ability to transfer interests in a U.S. dollar Global Note may be limited.

     Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the holders of the Notes under the Amended and Restated Fiscal Agency Agreement or the Notes. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a participant in DTC, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes. South Africa understands that, under existing industry practice, in the event that any owner of a beneficial interest in the Global Notes desires to take any action that the registered owner, as the holder of such Global Notes, is entitled to take, the registered owner would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payment

     Payment of principal of and interest on the Global Notes will be made to the nominee of DTC, as the registered owner. The principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment therein of public and private debts. Upon receipt of any payment of principal of or interest on the Global Notes, participants’ accounts will be credited in accordance with applicable DTC rules and procedures. Neither South Africa nor the Fiscal Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

     Any moneys held by the Fiscal Agent in respect of the Notes and remaining unclaimed for two years after the amount becomes due and payable will be returned to South Africa, and the holder of such Note will thereafter look only to South Africa for any payment to which the holder may be entitled. See “Description of Notes— Prescription” in this Prospectus Supplement.

Foreign Currency Risks

     An investment in a security denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the U.S. dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the U.S. dollar and the home currency. Such risks generally depend on events over which South Africa has no control, such as economic and political events and the supply of and demand for the U.S. dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the U.S. dollar against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

     This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.

Prescription

     To the extent permitted by applicable law, the Notes will become void unless presented for payment within a period of 10 years following (i) the maturity date or (ii) if payment in full has not been received by the Fiscal Agent or Paying Agent on or prior to the maturity date, the date on which notice is given to holders of the Notes that payment in full has been received.

Definitive Notes

     South Africa will cause Notes to be issued in definitive form in exchange for Global Notes only if DTC, or the nominee thereof notifies South Africa in writing that it is no longer willing or able to discharge its responsibilities as depositary for the Global Notes properly, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and South Africa is unable to locate a qualified successor within 90 days after receiving such notice, or if an event of default has occurred and is continuing as described under “Description of Debt Securities— Events of Default” in the Prospectus. South Africa may also at any time and in its sole discretion determine not to have any of the Notes represented by the Global Notes. If any of the above events occurs, South Africa will reissue the Notes in fully certificated, registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and will recognize the registered holders of the definitive Notes as holders under the Amended Fiscal Agency Agreement. Such Notes may be presented for registration of transfer or exchange at the office of the Fiscal Agent in The City of New York, at the office of the Fiscal Agent’s affiliate in London, England, or at the office of the Luxembourg Transfer and Paying Agent in Luxembourg, and principal and interest will be payable at such offices, provided that interest may be paid by check mailed to the registered holders of the definitive Notes. In the event of the issuance of definitive Notes and for as long as the Notes are listed on the Luxembourg Stock Exchange and so long as the rules of the Luxembourg Stock Exchange so require, the South African government will maintain a transfer agent and paying agent in Luxembourg.

     A definitive Note will be transferable in whole or in part in an authorized denomination upon the surrender of the certificate evidencing the definitive Note to be transferred, together with the form of transfer duly endorsed on it completed and executed, at the specified office of any transfer agent. In the case of a transfer of only part of a definitive Note, a new certificate in respect of the balance not transferred will be issued to the transferor.

     In the event that definitive Notes are issued, the Transfer and Paying Agent and its specified office shall be as set forth at the end of this document, and payment of principal will be made only against presentation and surrender of the definitive Notes to the Transfer and Paying Agent. The South African government reserves the right at any time to vary or terminate the appointment of any transfer agent and paying agent and to appoint additional or other transfer agents and paying agents. If the South African government appoints additional or other transfer or paying agents in Luxembourg, notice of such change will be published in Luxembourg as set forth in the section entitled “Notices” in this Prospectus Supplement.

Replacement of the Notes

     Should any definitive Note be mutilated, lost, stolen or destroyed, it may be replaced on such terms as to evidence and indemnity as the South African government may require. Mutilated Notes must be surrendered before replacement therefor will be issued. Application for replacement may be made only by the registered holder of the Note and shall be made at the specified office of the Fiscal Agent in The City of New York, the Fiscal Agent’s affiliate in London, England, or the Transfer and Paying Agent in Luxembourg set out at the end of this document.

Further Issues

     South Africa may from time to time without notice to or the consent of the registered holders of the Notes create and issue further notes ranking equally and ratably with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes, provided that such additional notes do not have, for purposes of United States federal income taxation, a greater amount of original issue discount, if any, than the Notes have as of the date of the issue of such additional notes.

South African Taxation

     Under existing South African law, all payments of principal and interest in respect of the Notes will be exempt from any taxes, levies, imposts, duties, deductions, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein (all of which are referred to herein as “South African Taxes”) so long as the beneficial owner of the relevant Notes and the recipient of any interest payable in respect thereof is either:

(1)	a natural person who:

•	is not ordinarily resident in South Africa, Botswana, Lesotho, Namibia or Swaziland, and

•	does not carry on business in South Africa; and

•	was physically absent from South Africa for at least 183 days during the relevant year of assessment; or

(2)	a company, incorporated association, corporation or other body corporate which is not a resident as defined in the South African Income Tax Act of 1962 and is not incorporated, registered, managed, or controlled in Botswana, Lesotho, Namibia and Swaziland, provided that the ownership of the debt securities is not effectively connected with a business carried on by that company in South Africa.

     A natural person will be a resident of South Africa if he or she is:

•	ordinarily resident in South Africa; or

•	is physically present in South Africa for more than 91 days in aggregate during the relevant year of assessment, for more than 91 days in aggregate during each of the preceding three years and for more than 549 days in the aggregate during such three years.

     A company, incorporated association, corporation or other body corporate will be a resident of South Africa if it is incorporated, established or formed in South Africa or if it is effectively managed in South Africa, unless it is considered exclusively a resident of another country for purposes of the application of any agreement entered into between the governments of the Republic and that other country for the avoidance of double taxation.

     Except as otherwise provided in the Prospectus and subject to the limitations expressed therein, the South African government has agreed to pay, to the extent permitted by law, such additional amounts as are necessary in order that the net payment, after the imposition of any South African taxes, will not be less than the amount that any holder of the Notes, who meets the current requirements for exemption as noted above in this section, would have received in the absence of South African Taxes. See “Description of Debt Securities — South African Taxation” in the Prospectus.

United States Taxation

     The following is a summary of certain U.S. federal income tax considerations that may be relevant to a holder of a Note that is, for U.S. federal income tax purposes, a citizen or resident of the United States or a domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of the Note (a “U.S. Holder”). This summary supplements the information regarding United States taxation under “Description of Debt Securities – United States Taxation” in the Prospectus and is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. Except as otherwise noted, this summary deals only with U.S. Holders that will hold Notes as capital assets, and only if the U.S. Holder obtained the Notes during the initial offering at the initial offering price. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that will hold Notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. dollar. If a partnership holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding Notes, such holder is urged to consult its tax advisors.

     INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES TO THEM OF HOLDING NOTES, INCLUDING THE APPLICATION TO THEIR PARTICULAR SITUATION OF THE U.S. FEDERAL INCOME TAX CONSIDERATIONS DISCUSSED BELOW, AS WELL AS THE APPLICATION OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

     Payments of Interest

     Payments of interest on a Note (which may include any taxes withheld from such payments and additional amounts, see “Description of Debt Securities–South African Taxation” in the Prospectus) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Interest income in respect of the Notes will constitute foreign source income for U.S. federal income tax purposes and, with certain exceptions, will generally be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income” for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of additional amounts (if any).

     Sale or disposition of Notes

     A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a Note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s tax basis in the Note will generally equal the U.S. Holder’s cost for the Note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a Note will generally be U.S. source gain or loss for U.S. federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. A U.S. Holder’s capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year. Non-corporate U.S. Holders are eligible for reduced rates of taxation on long-term capital gains. The deductibility of capital losses is subject to limitations.

     Backup Withholding and Information Reporting

     In general, information reporting will apply to principal and interest payments on the Notes and to the proceeds from the sale of Notes that are received by U.S. Holders (other than certain exempt recipients such as corporations).

     A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is a corporation or comes within certain other exempt categories, and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.

     European Union Directive on the Taxation of Savings Income

     On June 3, 2003, the Council of the European Union adopted a directive on the taxation of savings income. Pursuant to the directive, each member state of the EU will be required, subject to a number of important conditions being met, to provide to the tax authorities of the other member states information regarding payments of interest (or other similar income) paid by persons within its jurisdiction to or for the benefit of individual residents of such other member states, except that for a transitional period Belgium, Luxembourg, and Austria will instead operate a withholding system in relation to such payments until such time as (amongst other things) the EU is able to enter into satisfactory information exchange agreements with several non-EU countries. It is expected that the directive will take effect from January 1, 2005. In addition, the Council approved a draft agreement with Switzerland pursuant to which Switzerland would impose withholding tax on non-Swiss source interest payments paid by persons within its jurisdiction to individual residents of the EU, and would share a portion of the revenue with the recipients’ countries of residence.

Notices

     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, South Africa will publish notices in a daily newspaper of general circulation in Luxembourg. If publication in a leading newspaper in Luxembourg is not practicable, South Africa will give notices in another way consistent with the rules of the Luxembourg Stock Exchange. South Africa will also publish all notices in London in the Financial Times and in New York in The Wall Street Journal. Notices shall be deemed to have been given on the date of their publication or, if published more than once on different dates, on the first date on which publication is made.

CLEARING AND SETTLEMENT

     The information in this section reflects South Africa’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg and their book-entry systems. South Africa makes no representation or warranty with respect to this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither South Africa or the Fiscal Agent will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of its obligations under its rules and procedures, or for the performance by direct or indirect participants of their obligations under the rules and procedures of the clearance systems.

     Arrangements have been made with each of DTC, Euroclear and Clearstream, Luxembourg to facilitate initial issuance of the Notes. Transfers within DTC, Euroclear and Clearstream, Luxembourg will be in accordance with the usual rules and operating procedures of the relevant system. Cross-market transfers between investors who hold or who will hold Notes through DTC and investors who hold or will hold Notes through Euroclear or Clearstream, Luxembourg will be effected in DTC through the respective depositaries of Euroclear and Clearstream, Luxembourg.

Initial Settlement

     Global Notes

     Upon the issuance of the Global Notes, DTC or its custodian will credit on its internal system the respective principal amount of the individual beneficial interests represented by a book-entry security to the accounts of persons who have accounts with DTC. Ownership of beneficial interests in those Global Notes will be limited to persons who have accounts with direct account holders, including Euroclear or Clearstream, Luxembourg, or indirect account holders. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct account holders, and the records of direct account holders, with respect to interests of indirect DTC accountholders.

     Euroclear and Clearstream, Luxembourg will hold omnibus positions on behalf of their participants through customers’ securities accounts for Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

     Beneficial interests in the Global Notes that South Africa will issue pursuant to this offer will be credited to the securities custody accounts of persons who hold those Beneficial interests in the Global Notes through DTC (other than through accounts at Euroclear and Clearstream, Luxembourg) on the Closing Date and to persons who hold those Beneficial interests in the Global Notes through Euroclear or Clearstream, Luxembourg on the business day following the Closing Date.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

     Trading Between DTC Purchasers and Sellers

     DTC participants will transfer interests in the securities among themselves in the ordinary way according to DTC rules governing global security issues. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the Global Notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the Global Notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

     Trading Between Euroclear and/or Clearstream, Luxembourg Participants

     Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the securities among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds.

     Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

     When the securities are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a Euroclear or Clearstream, Luxembourg participant, as the case may be, at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the securities and make payment for them. On the closing date, the depositary will make payment to the DTC participant’s account and the securities will be credited to the depositary’s account. After settlement has been completed, DTC will credit the securities to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the securities, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the closing date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual closing date.

     Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the securities are credited to their accounts one day later.

     As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the securities. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the securities were credited to the participant’s account. However, interest on the securities would accrue from the value date. Therefore, in these cases the interest income on securities that the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Global Notes can use its usual procedures for transferring global securities to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the closing date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

     Finally, day traders that use Euroclear or Clearstream, Luxembourg to purchase interests in the Global Notes from DTC accountholders for delivery to Euroclear or Clearstream, Luxembourg participants should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear or Clearstream, Luxembourg accounts, in accordance with the clearing system’s customary procedures,

•	borrowing the interests in the United States from a DTC accountholder no later than one day prior to settlement, which would give the interests sufficient time to be reflected in their Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade, or

•	staggering the value date for the buy and sell sides of the trade so that the value date for the purchase from the DTC accountholder is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg participant.

     Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

     Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer interests in Global Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the closing date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the interests in the Global Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual closing date.

     If the Euroclear or Clearstream, Luxembourg participant selling the interests in the Global Notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the securities until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

UNDERWRITING

     Subject to the terms and conditions set forth in a pricing agreement, dated May  , 2004, South Africa has agreed to sell to each of the Underwriters named below, for whom Barclays Capital Inc. and J.P. Morgan Securities Inc. are acting as representatives, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below. Under the terms and conditions of the pricing agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

Principal Amount of
Underwriters	Notes
Barclays Capital Inc.	US$
J.P. Morgan Securities Inc.	US$
Rand Merchant Bank – A division of FirstRand Bank Limited	US$

Total	US$

     The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.

     Each of the Underwriters has agreed that it has not offered, sold or delivered, and it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on South Africa except as set forth in the pricing agreement.

     The Underwriters acknowledge that the Notes will constitute controlled securities as defined in the South African Exchange Control Regulations, 1961 (as amended), and as such may not be acquired by any person who is a resident of South Africa except in accordance with such Regulations and the directives or authorities issued or granted by the Exchange Control Department of the South African Reserve Bank in respect of the Regulations from time to time.

     The Notes are being offered for sale in jurisdictions in the United States and outside the United States where it is legal to make such offers. The Underwriters have agreed that they will not offer or sell the Notes, or distribute or publish any document or information relating to the Notes, in any jurisdiction without complying with the applicable laws and regulations of that jurisdiction. In particular, offers and sales of the Notes in the United States will be effected only by or through U.S. registered broker-dealers.

     Each of the Underwriters has represented and agreed that (i) no offering memorandum (including any amendment, supplement or replacement thereto and this Prospectus Supplement) subject to the approval (visa) of the Autorité des marchés financiers has been prepared in connection with any offer for subscription or sale of the Notes, (ii) it has not offered or sold, directly or indirectly, any Notes in France, except to qualified investors (investisseurs qualifiés) acting for their own account as defined in article L.411-2 of the French Code Monétaire et Financier and Décret no. 98-880 dated October 1, 1998 and that the direct or indirect resale to the public in France of any Notes acquired by such qualified investors may be made only as provided by articles L.412-1 and L.621-8 of the French Code Monétaire et Financier and applicable regulations thereunder, and (iii) it has not released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the Notes to the public in France this Prospectus Supplement, or any other offering material or information contained therein relating to the Notes other than to those qualified investors.

     Each Underwriter has acknowledged that no action has been or will be taken in the Federal Republic of Germany that would permit a public offering of the Notes, or distribution of a prospectus or any other offering material relating to the Notes. In particular, each Underwriter has confirmed that it is aware of the fact that no sales prospectus (Verkaufsprospekt) within the meaning of the German Securities Sales Prospectus Act (Wertpapier-

Verkaufsprospektgesetz) of December 13, 1990, as amended (the “Sales Prospectus Act”), has been or will be published within the Federal Republic of Germany. Each Underwriter has agreed that, accordingly, any offer or sale of the Notes or any distribution of offering material relating to the Notes within the Federal Republic of Germany may only be made based on an exemption from the sales prospectus requirement under the Sales Prospectus Act.

     Each of the Underwriters has agreed that the offer of the Notes has not been submitted for clearance to the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa) (“CONSOB”) pursuant to Italian securities legislation and, accordingly, the Notes may not be offered, sold or delivered in Italy in a solicitation to the public, and that sales of the Notes in Italy shall be effected in accordance with all Italian securities, banking, tax and exchange control and other applicable laws and regulations. In particular, the Notes may not be offered, sold or delivered, nor may copies of the Prospectus and Prospectus Supplement or of any other documents relating to the Notes be distributed in Italy, other than to professional investors (investitori professionali), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998 (“Regulation No. 11522”).

     Each Underwriter agrees that any offer, sale or delivery of the Notes or distribution of copies of the Prospectus and Prospectus Supplement or any other document relating to the Notes in Italy will be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No 385 of September 1,1993 (the “Italian Banking Law”), Decree No. 58 of February 24, 1998, Regulation No. 11522, as amended, and any other applicable laws and regulations;

•	in compliance with Article 129 of the Italian Banking Law and the implementing instructions of the Bank of Italy, pursuant to which the issue or placement of Notes to investors in Italy is conditioned upon obtaining authorization from the Bank of Italy. Application for such authorization has been made and is currently pending; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the Notes in Italy by CONSOB or the Bank of Italy.

     Each of the Underwriters has agreed that the Notes may only be offered in the Netherlands to persons who trade or invest in securities in the conduct of their profession or business, which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises which regularly, or as ancillary activity, invest in securities.

     This Prospectus Supplement and the Prospectus have not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) under the Securities and Futures Act, Chapter 289 of the Singapore statutes (the “Securities and Futures Act”). Accordingly, the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Prospectus Supplement and the Prospectus or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such Notes be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (2) to a sophisticated investor (as defined in Section 275 of the Securities and Futures Act) and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (3) otherwise than pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

     Each of the Underwriters has represented, warranted and agreed that is has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (“FSMA”) with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

     Purchasers may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.

     South Africa has been advised by the representatives of the Underwriters that one or more of the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the liquidity of, or the trading markets for, the Notes.

     In connection with the sale of the Notes, certain of the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a short position. In addition, the Underwriters may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters will not be required to engage in these activities, and may end any of these activities at any time.

     South Africa has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

     Certain of the Underwriters from time to time have performed various investment and commercial banking and advisory services for South Africa for which they have received customary fees and expenses. The Underwriters may engage in transactions with and perform services for South Africa in the ordinary course of their business.

     South Africa estimates that its total expenses for this offering will be approximately US$         .

VALIDITY OF THE NOTES

     The validity of the Notes will be passed upon on behalf of South Africa by Advocate Enver Daniels, S.C., The Chief State Law Adviser of the Republic of South Africa, and on behalf of the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Qunta Incorporated and Sonnenberg Hoffman Galombik, South African counsel to the Underwriters, will pass upon certain South African legal matters for the Underwriters. As to all matters of South African law, Cleary, Gottlieb, Steen & Hamilton may rely on the opinions of Advocate Enver Daniels, S.C. All statements with respect to matters of South African law in this Prospectus Supplement and the Prospectus have been passed upon by and are made upon his authority. Cleary, Gottlieb, Steen & Hamilton and Advocate Enver Daniels, S.C. have given and not withdrawn their written consents to the issue of this document with the inclusion of the references to them in the form and context in which they are in fact included. Cleary, Gottlieb, Steen & Hamilton, Qunta Incorporated and Sonnenberg Hoffmann Galombik may act from time to time on behalf of the South African government.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     On December 19, 2003, the Republic filed an Annual Report on Form 18-K for the fiscal year ended March 31, 2003. On February 27, 2004, the Republic filed Amendment No. 1 on Form 18-K/A and on May 11, 2004, the Republic filed Amendment No. 2 on Form 18-K/A. The Annual Report and Amendments to the Annual Report are incorporated by reference into the Prospectus and are available free of charge at the specified office of the Luxembourg Listing Agent. See “General Information” below and “Incorporation of Certain Documents By Reference” in the Prospectus. Copies of the Republic’s Annual Reports and National Budgets also may be reviewed on the Internet site of the Securities and Exchange Commission at (http://www.sec.gov). This site contains reports and other information regarding issuers that file electronically with the Commission.

GENERAL INFORMATION

     The Notes have been accepted for clearance through DTC’s book-entry settlement system. Euroclear and Clearstream, Luxembourg have accepted the Notes for clearance through their clearance systems. The CUSIP No for the Notes is       , the ISIN for the Notes is            and the Common Code for the Notes is       .

     The issue and sale of the Notes have been authorized by the Minister of Finance of the Republic of South Africa by virtue of a certificate of authorization pursuant to the authority conferred upon him by Sections 66(2)(a), 71 and 72 of the Public Finance Management Act, No. 1 of 1999 (as amended by the Public Finance Management Amendment Act, No. 29 of 1999), of the Republic of South Africa. Information included in this Prospectus Supplement that is identified as being derived from a publication of, or supplied by, the South African National Government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the South African National Government.

     Save as disclosed herein, in the Prospectus, Annual Report and Amendments to the Annual Report, there has been no material adverse change in the financial condition of South Africa which is material in the context of the issue of the Notes since May  , 2004.

     Save as disclosed herein, in the Prospectus, Annual Report and Amendments to the Annual Report, South Africa is not involved in any litigation, arbitration or administrative proceedings which are material in the context of the issue of the Notes nor, so far as South Africa is aware, are any such litigation, arbitration or administrative proceedings involving it pending or threatened.

     South Africa has appointed Deutsche Bank Luxembourg S.A. as the Luxembourg Listing Agent, as the intermediary between South Africa and the holders of the Notes and as the Luxembourg Transfer and Paying Agent, and, for so long as the Notes are listed on the Luxembourg Stock Exchange, and so long as the rules of the Luxembourg Stock Exchange so require, South Africa will maintain a listing agent, transfer agent and paying agent in Luxembourg. In the event of an issuance of definitive certificates, Deutsche Bank Luxembourg S.A., as Luxembourg Transfer and Paying Agent, will make payments of principal and interest and register transfers in the manner described in the section entitled “Description of Notes—Definitive Notes” in this Prospectus Supplement.

     Copies of the following documents will, so long as any Notes are outstanding, be available for inspection during usual business hours at the specified office of the Luxembourg Listing Agent: (a) the Amended and Restated Fiscal Agency Agreement (which will contain the form of the Global Notes) and (b) the authorization of the Minister of Finance of the Republic of South Africa pursuant to the Public Finance Management Act, No. 1 of 1999 (as amended by the Public Finance Management Amendment Act, No. 29 of 1999), authorizing the issue and sale of the Notes. In addition, copies of the Annual Report, the Amendments to the Annual Reports and copies of the Republic’s National Budgets will be available in English, free of charge, at the specified office of the Luxembourg Listing Agent for so long as the Notes are outstanding or listed on the Luxembourg Stock Exchange.

PROSPECTUS

Republic of South Africa

Debt Securities
and/or
Warrants to Purchase
Debt Securities

     By this prospectus, the Republic of South Africa may offer debt securities and warrants to purchase debt securities with a total maximum offering price of US$3,000,000,000 (or the equivalent in other currencies or composite currencies).

     The Republic of South Africa may offer from time to time as separate issues one or more series of unsecured debt securities or warrants to purchase debt securities which will rank equally with its present and future unsecured and unsubordinated general obligations for moneys borrowed.

     The Republic of South Africa will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or into any prospectus supplement, carefully before you make any decision to invest in the debt securities or warrants to purchase debt securities. This prospectus may not be used to make offers or sales of debt securities or warrants to purchase debt securities unless accompanied by a prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 20, 2003.

INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE

     The Republic of South Africa files annual reports on Form 18-K with the U.S. Securities and Exchange Commission on a voluntary basis. The Republic’s Annual Report on Form 18-K for the fiscal year ended March 31, 2002 filed with the SEC on December 18, 2002 is hereby incorporated by reference into this prospectus and any accompanying prospectus supplement. Each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/A (including all exhibits) filed with the Commission by the Republic on or subsequent to the date of this prospectus and prior to the termination of any offering of the debt securities and/or warrants to purchase debt securities will be deemed to be incorporated by reference into this prospectus and into any accompanying prospectus supplement and to be a part of this prospectus and of any prospectus supplement from the date of the filing of the Form 18-K or Form 18-K/A and will supersede and replace any prior Form 18-K. As used in this prospectus, the term “Annual Report” will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence.

     Any statement in this prospectus or contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus or any accompanying prospectus supplement to the extent that a statement contained in the accompanying prospectus supplement or in any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded by a document incorporated by reference into this prospectus, to constitute a part of this prospectus or any accompanying prospectus supplement.

     Any person receiving a copy of this prospectus may obtain, without charge, upon request, a copy of any of the documents incorporated by reference into this prospectus,

except for the exhibits to documents incorporated by reference into this prospectus (other than exhibits expressly incorporated by reference into those documents). Requests for documents incorporated by reference into this prospectus should be directed to Professor Thandabantu Nhlapo, Chargé d’Affaires, Embassy of the Republic of South Africa, 3051 Massachusetts Avenue, Washington, D.C. 20008.

USE OF PROCEEDS

     Unless otherwise specified in an applicable prospectus supplement, the net proceeds from the sale of the debt securities and warrants to purchase debt securities will be used for the general purposes of the National Government.

DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions common to all series of the debt securities and the amended and restated fiscal agency agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the amended and restated fiscal agency agreement and the debt securities.

General

     The South African government may issue one or more series of debt securities as it chooses to authorize.

     The accompanying prospectus supplement will describe the following terms of the debt securities:

•	the title;

•	the price or prices at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

•	the date or dates on which principal and interest will be payable;

•	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

•	the place or places where principal and interest payments will be made;

•	the time and price limitations on redemption of the debt securities;

•	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

•	whether the debt securities will be in bearer form (which may or may not be registrable as to principal) with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

•	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which these amounts will be determined;

•	whether and under what circumstances the South African government will issue the debt securities as global debt securities;

•	whether the debt securities will be designated to be collective action securities (as described below in “Collective Action Securities”); and

•	any other specific terms of the debt securities.

     Any debt securities offered by the South African government that are exchangeable for other debt securities or for equity securities of entities owned by South Africa will be described in the prospectus supplement relating to such debt securities. Any special United States federal income tax and other considerations applicable to any debt securities (i) issued with original issue discount, (ii) denominated in a currency other than the U.S. dollar or (iii) payments on which are determined by reference to any index also will be described in the prospectus supplement relating to such debt securities.

     There will be a fiscal agent or agents for the South African government in connection with the debt securities whose duties will be governed by the amended and restated fiscal agency agreement. The South African government will appoint a fiscal agent for each series of debt securities, which may or may not be the same fiscal agent. So long as no conflict of interest arises, the fiscal agent may engage or be interested in any financial or other transaction with the South African government. The fiscal agent is the agent of the South African government. The fiscal agent is not a trustee for the holders of debt securities and does not have a trustee’s responsibilities or duties to act for the holders of debt securities.

     The South African government may issue debt securities that bear no interest or interest at a rate which at the time of issuance is below market rates to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any debt securities sold at a discount will be described in the prospectus supplement relating to the debt securities.

     The South African government will make payments of principal of (and premium, if any) and interest on the debt securities at the place or places and in the currency or currencies it designates and sets forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, interest on fully registered debt securities will be paid by check mailed to the persons in whose names the debt securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at the person’s address that appears on the register of the debt securities.

Currency Transfer Guarantee

     Unless otherwise provided in the applicable prospectus supplement, the debt securities will benefit from a currency transfer guarantee of the South African Reserve Bank, under which the South African Reserve Bank, in its capacity as the agent for the Minister of Finance for purposes of enforcement of South African Exchange Control Regulations, will irrevocably and unconditionally guarantee that the transfer to the fiscal agent of all sums in the amount and in the currency required for the fulfillment of the financial obligations arising from the debt securities and the amended and restated fiscal agency agreement will be authorized in good time, under all circumstances and without any limitations, notwithstanding any restrictions that may be in force at that time in South Africa and without any obligation of a holder of debt securities or the fiscal agent to submit an affidavit or to comply with any other formality.

Nature of the Obligations of the South African Government

     The debt securities will constitute the direct, unconditional, general and (subject to the provisions below) unsecured obligations of the South African government and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the South African government for moneys borrowed. The full faith and credit of the South African government will be pledged for the due and punctual payment of, and the due and timely performance of all the South African government’s obligations relating to, the debt securities. Amounts payable in respect of principal of and interest on the debt securities will be charged upon and be payable out of the National Revenue Fund of the South African government, where the public revenues of the South African government are deposited, equally and ratably with all other amounts so charged and amounts payable in respect of all other general loan obligations of the South African government.

Negative Pledge

     So long as any debt security remains outstanding, the South African government will not create any mortgage, pledge, lien or other arrangement creating security upon any of its present or future revenues or assets to secure any present or future debt of the South African government, including:

•	moneys borrowed by the South African government, and

•	guarantees given by the South African government of debts incurred by other parties which are denominated or payable in a currency other than the South African rand without equally and rateably securing the outstanding debt securities. The South African government may, however, create security on goods or other assets provided to or acquired by it and securing a sum not greater than the purchase price, including interest and other related charges, of these goods or assets and related services.

South African Taxation

     Under existing South African law, all payments of principal and interest in respect of the debt securities will be exempt from any taxes, levies, imposts, duties, deductions, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein (all of which are referred to herein as “South African Taxes”) so long as the beneficial owner of the relevant debt security is either

     (1) a natural person who:

•	is not ordinarily resident in South Africa, Botswana, Lesotho, Namibia or Swaziland, and

•	does not carry on business in South Africa and was physically absent from South Africa for at least 183 days during the relevant year of assessment, or

     (2) a company, incorporated association, corporation or other body corporate which is incorporated, registered, effectively managed or controlled outside South Africa, Botswana, Lesotho, Namibia and Swaziland, provided that:

•	such company does not carry on business in South Africa.

     Without prejudice to the foregoing, if any payment of principal or interest is not exempt as aforesaid, the South African government has agreed to pay, to the extent permitted by law, such additional amounts as are necessary in order that the net payment, after the imposition of any South African Taxes, will not be less than the amount the holder would have received in the absence of South African Taxes, except that no such additional amounts shall be payable in respect of

     (a) any South African Taxes that are imposed by reason of the failure of the holder or beneficial owner of the debt security to make a declaration of nonresidence or other similar claim for exemption to the relevant tax authority; or

     (b) any Debt Security presented for payment more than 30 days after

(i) the date on which such payment first becomes due, or

(ii) if the full amount of the money payable has not been received by the fiscal agent on or prior to such due date, the date on which the full amount of such money having been so received that notice to that effect shall have been duly given in the manner provided in the amended and restated fiscal agency agreement, except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on the expiration of such period of 30 days.

     Any reference herein to principal and/or interest shall be deemed also to refer to any additional amounts which may be payable hereunder.

United States Taxation

     Interest on the debt securities will not be exempt from United States taxation generally. In the opinion of Cleary, Gottlieb, Steen & Hamilton, special United States counsel for the South African government, under United States federal income tax law as currently in effect, holders of debt securities that are not United States persons will not be subject to United States federal income taxes, including withholding taxes, on payments of interest on the debt securities so long as the requirements described in the second succeeding paragraph are satisfied, unless:

     (i) the holder is an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, to which the interest is attributable, or

     (ii) the holder has an office or other fixed place of business in the United States to which the interest is attributable and the interest either (a) is derived in the active conduct of a banking, financing or similar business within the United States or (b) is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

     The gain realized on any sale or exchange of the debt securities by a holder that is not a United States person will not be subject to United States federal income tax, including withholding tax, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and either (A) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such holder or (B) such holder has a tax home in the United States.

     The fiscal agent will be required to file information returns with the United States Internal Revenue Service with respect to payments made to certain United States persons on the debt securities. In addition, certain United States persons may be subject to United States backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the fiscal agent, and may also be subject to information reporting and backup withholding requirements with respect to proceeds from a sale of the debt securities. Persons holding debt securities who are not United States persons may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of such information reporting requirements and backup withholding tax.

     A debt security held by an individual holder who at the time of death is a nonresident alien will not be subject to United States federal estate tax.

     As used herein, the term “United States person” means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions, and the term “United States” means the United States of America (including the States and the District of Columbia), its possessions, territories and other areas subject to its jurisdiction.

Events of Default

     The events of default are the following:

     (a) default in any payment of principal of (and premium, if any, on) or interest on any of the debt securities of such series and the continuance of the default for a period of more than 30 days after the due date; or

     (b) failure to perform or observe any other obligation under the debt securities of such series and the continuance of the default for a period of 60 days following written notice of the default to the South African government at the office of the fiscal agent by any holder (except where the failure is not capable of remedy, in which event no notice is required); or

     (c) if

(i) any other present or future External Indebtedness becomes due and payable prior to its stated maturity by reason of default, or any such External Indebtedness is not paid at its maturity as extended by any applicable grace period, or any External Indebtedness in the form of a guarantee is not honored when due and called upon or within any applicable grace period, or

(ii) the South African government declares a general moratorium on the payment of any External Indebtedness.

Acceleration of Maturity

     The descriptions contained in this section “Description of Debt Securities—Acceleration of Maturity” do not apply to any series of debt securities that have been designated collective action securities. See “Acceleration of Maturity of the Collective Action Securities” below for descriptions of the corresponding terms of collective action securities.

     If any of the events of default described in “Events of Default” above occurs and is continuing, the holder of any debt security may, by written notice to the South African government and the fiscal agent, to be addressed to the specified office of the fiscal agent, declare the debt security due and payable immediately.

     If prior to receipt of a demand by the fiscal agent all defaults have been cured, the securities may not be declared due and payable immediately. Because each series of debt securities are independent of each other series, a default with respect to one series of debt securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, debt securities of a different series except as provided in clause (c) above.

Redemption

     If the debt securities of a series provide for mandatory redemption by the South African government, or redemption at the election of the South African government, redemption shall be on not more than 60 nor less than 30 days’ notice and, in the event of redemption in part, the debt securities to be redeemed will be selected by lot by the fiscal agent. Unless all the debt securities of a series to be redeemed are registered debt securities or bearer debt securities registered as to principal, notice of redemption will be published at least twice prior to the redemption date in a newspaper printed in the English language and of general circulation in Europe and at such other places, if any, as are set forth in such debt securities.

     Additionally, notice of such redemption will be mailed to holders of registered debt securities of such series, and to those holders of bearer debt securities of such series who have registered the principal of their debt securities, to their last addresses as they appear on the register for the debt securities of such series. Under United States income tax regulations, special rules will apply to debt securities that can be redeemed prior to maturity if the yield on the redeemed debt securities would be lower than the yield on the debt securities if outstanding to stated maturity.

Amendments to the Terms of the Debt Securities

     The descriptions contained in this section “Description of Debt Securities—Amendments to the Terms of the Debt Securities” do not apply to any series of debt securities that have been designated collective action securities. See “Amendments to the Terms of the Collective Action Securities” below for descriptions of the corresponding terms of collective action securities.

Amendments Requiring Unanimous Holder Consent

     None of the following modifications or amendments may be effected without the consent of the holder of each debt security of the series being modified or amended:

     (a) change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any debt security of such series,

     (b) reduce the principal amount of any debt security of such series, the portion of such principal amount which is payable upon acceleration of the maturity of such debt security, the interest rate thereon or the premium payable upon redemption thereof,

     (c) change the coin or currency in which or the required places at which payment with respect to interest, premium or principal in respect of the debt securities of such series is payable,

     (d) shorten the period during which the South African government is not permitted to redeem the debt securities of such series, or permit the South African government to redeem the debt securities of such series if, prior to such action, the South African government is not permitted to do so,

     (e) reduce the proportion of the principal amount of the debt securities of such series the vote or consent of the holders of which is necessary to modify, amend or supplement the amended and restated fiscal agency agreement or the terms and conditions of the debt securities of such series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided thereby to be made, taken or given, or

     (f) change the obligation of the South African government to pay additional amounts.

Amendments Requiring Consent by Vote of 66⅔% of the Holders or Written Consent

     The South African government and the fiscal agent for any series may modify, amend or supplement the terms of the debt securities of that series or the amended and restated fiscal agency agreement in any way, if they have received approval by affirmative vote of 66⅔% or greater (or as may be specified in the text of the debt securities of the series) of the aggregate principal amount of the debt securities of that series then outstanding

     (a) at a meeting of holders duly called and held, or

     (b) by written consent in lieu of such meeting.

Amendments Not Requiring the Consent of Holders

     The South African government and the fiscal agent may, without the vote or consent of any holder of debt securities, amend the amended and restated fiscal agency agreement or the debt securities of any series for the purpose of

     (a) adding to the covenants of the South African government for the benefit of the holders of debt securities,

     (b) surrendering any right or power conferred upon the South African government,

     (c) securing the debt securities pursuant to the requirements of the debt securities or otherwise,

     (d) curing any ambiguity or curing, correcting or supplementing any defective provision thereof, or

     (e) amending the amended and restated fiscal agency agreement or the debt securities of such series in any manner which the South African government and the fiscal agent may determine and which shall not be inconsistent with the debt securities of such series and shall not adversely affect the interest of any holder of debt securities.

Governing Law; Consent to Service

     The amended and restated fiscal agency agreement and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except with respect to all matters governing South Africa’s authorization of issuance and execution of any debt securities and any other matters required to be governed by the laws of the Republic of South Africa, which will be governed by the laws of the Republic of South Africa.

     The South African government will accept the jurisdiction of any State or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be maintained by any holder of those securities. The South African government will appoint Professor Thandabantu Nhlapo, Chargé d’Affaires, Embassy of the Republic of South Africa, 3051 Massachusetts Avenue, Washington D.C. as its authorized agent upon whom process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the debt securities brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.

     This appointment of an agent for service of process will be irrevocable until all amounts in respect of the principal of (and premium, if any), and any interest due and to become due on or in respect of all of the debt securities have been provided to the fiscal agent pursuant to the terms of the amended and restated fiscal agency agreement and either paid or returned to the South African government as provided in the amended and restated fiscal agency agreement, except that, if for any reason, the authorized agent ceases to be able to act as such authorized agent or ceases to have an address in the United States, the South African government will appoint another person in Washington, D.C. or The City of New York, selected in its discretion, as its authorized agent.

     Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the United States Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.

Collective Action Securities

     South Africa may designate a particular series of debt securities to be collective action securities, the specific terms of which shall be described in the prospectus supplement relating to such securities. Debt securities designated to be collective action securities will have the same terms and conditions as the debt securities described in “Description of Debt Securities” above, except that such collective action securities shall contain different provisions relating to certain aspects of acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity of the Collective Action Securities

     If any of the events of default described in “Events of Default” above occurs and is continuing with respect to any series of collective action securities, the holders of at least 25% of the aggregate principal amount of the collective action securities outstanding (as defined below) of that series may, by notice to the fiscal agent, declare all the collective action securities of that series to be due and payable immediately.

     Upon any declaration of acceleration, the principal, interest and all other amounts payable on the collective action securities of that series will become immediately due and payable on the date South Africa receives written notice of the declaration, unless South Africa has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding collective action securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

     If prior to receipt of a demand by the fiscal agent all defaults have been cured, the collective action securities of that series may not be declared due and payable immediately. Because each series of collective action securities is independent of each other series, a default with respect to one series of such securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, collective action securities of a different series except as provided in clause (c) of “Description of Debt Securities—Events of Default” above.

Amendments to the Terms of the Collective Action Securities

     South Africa, the fiscal agent and the holders may generally modify or take actions with respect to the amended and restated fiscal agency agreement or the terms of any series of the collective action securities:

•	with the affirmative vote of the holders of not less than 66⅔% of the aggregate principal amount of the outstanding collective action securities of that series that are represented at a meeting; or

•	with the written consent of the holders of not less than 66⅔% of the aggregate principal amount of the outstanding collective action securities of that series.

     However, the holders of not less than 75% of the aggregate principal amount of any series of the outstanding collective action securities, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the collective action securities of that series that would:

•	change the due dates for the payment of principal of or interest on the collective action securities of that series;

•	reduce any amounts payable on the collective action securities of that series;

•	reduce the amount of principal payable upon acceleration of the maturity of the collective action securities of that series;

•	reduce the interest rate of the collective action securities of that series;

•	change the payment currency or places of payment for the collective action securities of that series;

•	permit early redemption of the collective action securities of that series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	reduce the percentage of holders of the collective action securities of that series whose vote or consent is needed to amend, supplement or modify the amended and restated fiscal agency agreement (as it relates to the collective action securities of that series) or the terms and conditions of the collective action securities of that series or to take any other action with respect to the collective action securities of that series or change the definition of “outstanding” with respect to the collective action securities of that series;

•	change South Africa’s obligation to pay any additional amounts in respect of the collective action securities of that series;

•	change the governing law provision of the collective action securities of that series;

•	change the courts to the jurisdiction of which South Africa has submitted, South Africa’s obligation to appoint and maintain an agent for service of process in Washington, D.C. or The City of New York or South Africa’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the collective action securities of that series, as described herein;

•	in connection with an exchange offer for the collective action securities of that series, amend any event of default under the collective action securities of that series; or

•	change the status of the collective action securities of that series, as described under “Description of Debt Securities—Nature of the Obligations of the South African Government” above.

     South Africa refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of the collective action securities, can be made without the consent of individual holders of the collective action securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding collective action securities of that series) agree to the change.

     South Africa and the fiscal agent may, without the vote or consent of any holder of any series of the collective action securities, amend the amended and restated fiscal agency agreement or any series of the collective action securities for the purpose of:

•	adding to South Africa’s covenants for the benefit of the holders;

•	surrendering any of South Africa’s rights or powers;

•	providing collateral for the collective action securities of that series;

•	curing any ambiguity or correcting or supplementing any defective provision; or

•	making any other change that (a) is not inconsistent with the collective action securities of that series and (b) does not adversely affect the interest of any holder of the collective action securities of that series in any material respect.

     For purposes of determining whether the required percentage of holders of any series of the collective action securities has approved any amendment, modification or change to, or waiver of, the collective action securities of that series or the amended and restated fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the collective action securities of that series, collective action securities of that series owned, directly or indirectly, by South Africa or any public sector instrumentality of South Africa will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only collective action securities of that series that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the South African Reserve Bank, any department, ministry or agency of the South African government or any corporation, trust, financial institution or other entity owned or controlled by the South African government or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or to elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

DESCRIPTION OF WARRANTS

     The following description sets forth certain general terms and provisions of the warrants and the warrant agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the warrant agreement and the warrants.

General

     The South African government may issue, together with any debt securities offered by any prospectus supplement or separately, warrants for the purchase of other debt securities. Each series of warrants will be issued under a warrant agreement to be entered into between the South African government and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of warrants.

     Each prospectus supplement that provides for the issuance of warrants will describe the following terms:

•	the terms referred to above under “Description of Debt Securities— General” as they relate to the particular series of debt securities that may be purchased by holders of the warrants;

•	the principal amount of debt securities that may be purchased by a holder of one warrant;

•	the purchase price of debt securities to someone exercising a warrant;

•	the procedures of and conditions that must be followed to purchase debt securities by exercising the warrant;

•	the dates on which the right to exercise the warrants shall begin and end;

•	whether and under what conditions the warrants may be terminated or cancelled by the South African government;

•	the date, if any, on and after which the warrants and debt securities issued together may be separately transferred;

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form, whether they will be exchangeable between such forms and, if registered, where they may be transferred and registered; and

•	other specific provisions.

Governing Law; Consent to Service

     The warrants will be governed by and construed in accordance with the laws of the State of New York except with respect to their authorization and execution and any other matters required to be governed by the laws of the Republic of South Africa. The South African government will accept the jurisdiction of any State or Federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the warrants that may be maintained by any holder of those warrants. The South African government will appoint the warrant agent as its authorized agent upon which process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the warrants brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.

     Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the United States Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.

United States Taxation

     Information with respect to the United States tax consequences of the issuance, purchase, exercise and expiration of warrants, including possible original issue discount on debt securities issued with warrants, will be set forth in the prospectus supplement relating to any particular issue of warrants.

PLAN OF DISTRIBUTION

     South Africa may sell debt securities or warrants to purchase debt securities to or through underwriters, and also may sell debt securities or warrants to purchase debt securities directly to other purchasers or through agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters, as the case may be, in connection with the debt securities or warrants to purchase debt securities offered thereby.

     The distribution of the debt securities or warrants to purchase debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of debt securities or warrants to purchase debt securities, underwriters may receive compensation from the South African government or from purchasers of debt securities or warrants to purchase debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities or warrants to purchase debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions for the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities or warrants to purchase debt securities may be deemed to be underwriters, and any discount or commission received by them from the South African government and any profit on the resale of debt securities or warrants to purchase debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Act”). Any such underwriter or agent will be identified, and any such compensation received from the South African government will be described, in the prospectus supplement.

     The debt securities or warrants to purchase debt securities will be a new issue of debt securities or warrants to purchase debt securities with no established trading market. Underwriters and agents to whom debt securities or warrants to purchase debt securities are sold by the South African government for public offering and sale may make a market in such debt securities or warrants to purchase debt securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants to purchase debt securities.

     Under agreements which may be entered into by the South African government, underwriters, dealers and agents who participate in the distribution of debt securities or warrants to purchase debt securities may be entitled to indemnification by the South African government against certain liabilities, including liabilities under the Act.

     If so indicated in the prospectus supplement, the South African government will authorize underwriters or other persons acting as the South African government’s agents to solicit offers by certain institutions to purchase debt securities or warrants to purchase debt securities from the South African government pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the South African government. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the debt securities or warrants to purchase debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchase is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

OFFICIAL STATEMENTS

     Information included in this prospectus, or in any document incorporated by reference into this prospectus, that is identified as being derived from a publication of, or supplied by, the National Government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the National Government. All other information in this prospectus, or in any document incorporated by reference into this prospectus, and in the registration statement of which this prospectus is a part, other than that included under the caption “Plan of Distribution” in this prospectus, or in any document incorporated by reference into this prospectus, is included as a public official statement made on the authority of Mr. Trevor A. Manuel, Minister of Finance of the Republic of South Africa.

VALIDITY OF THE SECURITIES

     The validity of each series of debt securities or warrants to purchase debt securities will be passed upon on behalf of the South African government by Advocate Enver Daniels, S.C., The Chief State Law Adviser of the Republic of South Africa, and on behalf of the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Qunta Incorporated and Sonnenberg Hoffmann Galombik, South African counsel to the Underwriters, will pass upon certain South African legal matters for the Underwriters. As to all matters of South African law, Cleary, Gottlieb, Steen & Hamilton may rely on the opinion of Advocate Enver Daniels, S.C. All statements with respect to matters of South African law in this prospectus have been passed upon by Advocate Enver Daniels, S.C. and are made upon his authority. Cleary, Gottlieb, Steen & Hamilton, Qunta Incorporated and Sonnenberg Hoffmann Galombik may act from time to time on behalf of the South African government.

AUTHORIZED REPRESENTATIVE

     The Authorized Representative of the Republic of South Africa in the United States of America is Professor Thandabantu Nhlapo, the Chargé d’Affaires of the Republic of South Africa, whose address is:

Embassy of the Republic of South Africa 3051 Massachusetts Avenue, N.W. Washington, D.C. 20008.

FURTHER INFORMATION

     The issue and terms of debt securities or warrants to purchase debt securities will be authorized by the Minister of Finance of the Republic of South Africa pursuant to the authority conferred upon him by the Public Finance Management Act, 1999 (Act No. 1 of 1999) of the Republic of South Africa.

     A registration statement with respect to South Africa and the debt securities or warrants to purchase debt securities has been filed with the Securities and Exchange Commission, 450 Fifth Street, N.W. Washington, D.C., 20549, under the Act. Additional information concerning South Africa and the debt securities or warrants to purchase debt securities is to be found in the registration statement, any pre- or post-effective amendment to the registration statement and any document incorporated by reference into the registration statement, including the various exhibits to these documents, which may be inspected at the office of the Securities and Exchange Commission.

     The Republic of South Africa, although not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, files Annual Reports on Form 18-K with the Securities and Exchange Commission on a voluntary basis. These Annual Reports include certain material statistical and other information concerning the Republic of South Africa. The Republic of South Africa may also include exhibits to its Annual Report on Form 18-K and file amendments on Form 18-K/A, for the purpose of filing with Commission information that has not been included in the registration statement to which this prospectus and any related prospectus supplement relate, which information would thereby be incorporated by reference into the registration statement. Annual Reports on Form 18-K and amendments on Form 18-K/A of the Republic of South Africa may be inspected at the office of the Securities and Exchange Commission, or reviewed on the Commission’s Internet site at (http:// www.sec.gov). This site contains reports and other information regarding issuers that file electronically with the Commission.

THE ISSUER

REPUBLIC OF SOUTH AFRICA
National Treasury
(formerly the Department of Finance)
Pretoria 0001
South Africa

LEGAL ADVISOR TO THE REPUBLIC OF SOUTH AFRICA

Advocate Enver Daniels, S.C.
The Chief State Law Adviser of the
Republic of South Africa
12th Floor, Momentum Building
East Tower
329 Pretorius Street
Pretoria 0001
South Africa

LEGAL ADVISORS TO THE UNDERWRITERS

as to South African law:
Qunta Incorporated.	Sonnenberg Hoffmann Galombik
11th Floor, South African Reserve	5th Floor, ABN Ambro House
Bank Building	85 Maude Street
60 St Georges Mall	Johannesburg 2196
Cape Town 8001	South Africa
South Africa

as to United States law:
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
United States of America

FISCAL AGENT

Deutsche Bank Trust Company Americas
(formerly Bankers Trust Company)
280 Park Avenue
New York, New York 10017
United States of America

LUXEMBOURG LISTING, TRANSFER AND PAYING AGENT

Deutsche Bank Luxembourg S.A.
2, Boulevard Konrad Adenauer
L-1115 Luxembourg

Republic of South Africa